July 9, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, North East

Washington, D.C.  20549

Re:

Kenneth Cole Productions, Inc.

File No. 1-13082

Form 10-K, for the year ended December 31, 2009

Dear Mr. Reynolds:

On behalf of Kenneth Cole Productions, Inc. (the “Company”), I am writing in response to the comments contained in the SEC Staff’s letter dated June 22, 2010 with respect to the above referenced Form 10-K.  To facilitate your review of this letter, I numbered the responses set forth below to correspond to the numbering of the Staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2009

1.

Cover page

We note you checked the non-accelerated filer box, but that the prior year Form 10-K cover page reflected your status as an accelerated filer.  It appears that your float exceeded $50 million as of the end of the second fiscal quarter.  Please advise us why you believe you exited accelerated filer status.  See Exchange Act Rule 12b-2(3)(ii).

I respectfully advise the Staff that the Company inadvertently checked the non-accelerated filer box when it filed its Form 10-K.  Notwithstanding this oversight, the Company filed its Form 10-K within the 75 day requirement for accelerated filers.  Future filings will indicate that the Company is an accelerated filer.

Management’s Discussion and Analysis, page 29

2.

Results of Operations, page 29

We note from page 30 that the decrease in royalty revenues was primarily attributable to a reduction in the recognition of contract initiation fees and a reduction in licensee sales into the off-price channel.  Please explain to us your accounting policy with respect to contract initiation fees and the basis in GAAP for your policy, and disclose such accounting policy to the extent these fees are material in future filings.

I respectfully advise the Staff that contract initiation fees are nonrefundable up-front fees that the Company receives when entering into certain licensing agreements and is accounted for under Staff Accounting Bulletin 13 Revenue Recognition (“SAB 13”). SAB 13 states that “in such circumstances, up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.”  As such, the Company has recognized its contract initiation fees on a straight line basis over the same initial contract period as the minimum royalties are earned.  The Company’s contract initiation fees have decreased because the Company has renewed existing licensing agreements versus entering into new agreements.  The contract initiation fees represented less than 1% of the Company’s net revenues in 2009.

3.

Results of Operations, page 29

We note the statement on page 30 that the $65.7 million or 24.6% decline in wholesale net sales is attributed to, among other items, the “planned exit of the Tribeca and Bongo footwear lines, as well as reductions in associated private label programs and sales to the Company’s off-priced customers”.  Revise management’s discussion and analysis in future filings to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties.  Your management’s discussion and analysis should give readers a view of the Company through the eyes of management and avoid simply restating the financial statement information in a narrative form. See Release 33-8350.

I respectfully advise the Staff that future filings will provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties.  The following is illustrative of an expanded disclosure based on 2009 financial information:

Wholesale net sales (excluding sales to the Company’s Consumer Direct business segment) decreased $65.7 million or 24.6% to $201.5 million in 2009 from $267.2 million in 2008.  The decrease was primarily a result of the Company’s decision to streamline its portfolio of brands and eliminate those that were unprofitable.  Over 70% of the decline was attributable to the Company’s planned exit of the Tribeca and Bongo footwear lines, as well as reductions in associated private label programs and sales to the Company’s off-priced customers.

In 2009, the Company discontinued its non-profitable Tribeca and Bongo footwear lines to focus on its core footwear brands.  This discontinuation resulted in a reduction in related private label programs.  In addition, the Company reduced its sales to off-price customers to improve the quality of sales distribution.  These reductions totaled approximately $46.2 million in Wholesale net sales.  On a year-over-year comparative basis, the Company expects a continued reduction in these lines and programs through the end of the fiscal third quarter of 2010, which represents the anniversary of the time at which the last planned exits and reductions occurred.  The Company does not anticipate discontinuing any other lines at this time and is not planning any further reductions in its private label programs.

The remaining decline was attributable to a decrease in sales across the majority of the Company’s wholesale businesses as a result of factors including retailer destocking, a challenging retail environment and continued stress in the macro- economic marketplace.

4.

Results of Operations, page 29

We note you provide a contractual obligation table on page 34 to include your commitments for future payments with respect to your operating leases and purchase obligations.  Please address the following:

a.

Provide a footnote to describe the nature of your purchase obligations of $44.5 million that require payment within one year.

I respectfully advise the Staff that future filings will provide footnotes to describe the material obligations included in the contractual obligation table.  The following is illustrative of an expanded disclosure based on 2009 financial data:

The Company’s material obligations under contractual agreements, primarily commitments for future payments under operating lease agreements, as of December 31, 2009 are summarized as follows:

	Payment Due by Period
	Total	1 year or less	2-3 years	4-5 years	After 5 years
Operating Leases	$143,840,000	$26,380,000	$48,522,000	$39,629,000	$29,309,000
Purchase Obligations	44,506,000	44,506,000	--	--	--
Total Contractual Obligations	$188,346,000	$70,886,000	$48,522,000	$39,629,000	$29,309,000

The following is a description of the Company’s material, firmly committed contractual obligations as of December 31, 2009:

•

Operating leases represent the minimum lease rental payments under non-cancelable leases primarily for the Company’s retail stores.  The Company is also normally required to pay taxes, insurance and occupancy costs relating to its leased retail stores.

•

Purchase obligations represent the Company’s legally binding agreements to purchase fixed quantities of goods at determinable prices.  Virtually all of these agreements are denominated in U.S. dollars and at any given time the currency risk is immaterial.

b.

Tell us why $39 million of deferred compensation plans’ liabilities and $18 million of accrued rent and other long-term liabilities that were presented on your consolidated balance sheets were not reflected on the table.  To the extent the amounts or timing of future payments of these liabilities are not determinable, provide footnotes to the table to describe the nature of items excluded and why they are excluded.

I respectfully advise the Staff that future filings will provide footnotes to describe the nature of items excluded from the contractual obligations table above and why they were excluded.  The following is an illustrative disclosure based on 2009 financial data:

The Company excluded $39.5 million of liabilities associated with its deferred compensation plan from the above contractual obligations table because the Company cannot make a reasonable estimate as to the periods during which the liabilities will be settled.  In addition, $17.5 million of accrued rent and other long-term liabilities have been excluded, which total is comprised of accrued rent of $14.7 million and $2.8 million of unrecognized tax liabilities.  Accrued rent on the balance sheet account recognizes the difference between straight-lined rent obligations and cash payments to its landlords.  The amounts for these cash payments are included in the operating lease caption disclosed in the table above.  The other long-term liabilities are unrecognized tax liabilities for which the Company cannot make a reasonable estimate as to the periods during which the liabilities will be settled.

c.

It appears you have aggregated the commitments for operating leases and the commitments for other obligations.  Please provide in future filings the table in the format prescribed in Item 303(a)(5) of Regulation S-K, which presents operating leases and other long-term liabilities in separate captions.

I respectfully advise the Staff that the Company only included operating leases in the caption Operating Leases and Other Obligations in the contractual obligation table.  As has been shown above in our updated supplemental disclosure and for future filings, the Company has changed the caption to Operating Leases.  If there are any other future obligations, the Company will include these separately in the table as is required by Item 303(a)(5) in future filings.

5.

Signatures

Please advise if Mr. Edelman also serves as your Principal Accounting Officer.  If so, please have him sign future filings in that capacity.  If not, revise to include the signature of your Principal Accounting Officer.  See General Instruction D to Form 10-K.

I respectfully advise the Staff that Mr. Edelman also serves as the Company’s Principal Accounting Officer.  All future filings will indicate that Mr. Edelman serves as both the Chief Financial Officer and the Principal Accounting Officer of the Company.

6.

Item 15, Exhibits, page 40

We note the amended credit agreement filed as exhibit 10.17 and incorporated by reference from a Form 8-K filed August 6, 2009.  The last paragraph of the exhibit indicates that schedules and exhibits to the amended credit agreement have been omitted, and that you agree “to furnish a copy of such omitted schedules and exhibits supplementally.”  Please file this agreement in its entirety, including all omitted schedules and exhibits in your next periodic report.

I respectfully advise the Staff that the Company will file the amended credit facility in its entirety, including all omitted schedules and exhibits, in its next periodic report.

Schedule 14A, filed on April 16, 2010

7.

General

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

I respectfully advise the Staff that the Company has determined that the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.  As such, in accordance with Item 402(s), which requires a narrative disclosure only if the Company determines that the risks arising from its compensation policies and practices for its employees are reasonably likely to have a material effect on the Company, the Company omitted such narrative disclosure.

As noted on page 10, “The Compensation Committee oversees the compensation programs for the Company’s executive officers.  As part of that process the Compensation Committee ensures that the performance goals and metrics being used in the Company’s compensation plans and arrangements align the interest of executives with those of the Company and maximize executive and Company performance, while not creating incentives on the part of executives to take excessive or inappropriate risks.”  As part of its annual review of the Company’s compensation programs, the Compensation Committee solicits and receives advice from management on the adequacy of the Company’s compensation plans, arrangements, policies and practices in light of the Company’s overall strategic objectives.  As part of that review process, the Compensation Committee considers the relative risks associated with the Company’s compensation plans, arrangements, policies and practices.

As noted in the CD&A, the Company’s primary compensation components consist of base salary, annual performance-based bonus and long-term equity compensation. Base salaries and increases in base salaries are based on a variety of factors, including market competitiveness, position within the Company and individual performance. The Company believes base salary compensation to present minimal if any, risk to the Company. Annual bonus compensation is performance-based.  This requires the Company to meet financial objectives in order for bonus compensation to become payable.  Corporate employees’ performance incentive targets are based 100% on Corporate EPS.  The Company does not award bonus compensation on the achievement of individual performance measures.  The performance-based annual bonus compensation for all employees is capped at a percentage of base salary that takes into consideration the scope and impact of each employee’s role.  Given the nature of the Company’s business, the nature of the performance targets and the limitation on each executive’s maximum bonus compensation, the Company believes that risks arising from annual bonus compensation are not reasonably likely to have a material adverse effect on the Company.  Long-term equity compensation typically vests over years of service and rewards executives over the long term based on Company stock performance.  The Company believes that the vesting criteria and link to Company stock performance mitigate against excessive risk.  While the Company’s compensation policies and practices may present some potential minimal risk to the Company, based on the overall balanced mix of compensation components and the factors stated above, the Company believes that the potential rewards outweigh the potential risks to the Company and that the risks are not reasonably likely to have a material adverse effect on the Company.

8.

Director Nomination Process, page 9

It does not appear you addressed the extent to which and how the nominating committee considers diversity in identifying nominees for director per Item 407(c)(2)(vi) of Regulation S-K.  In future filings, please address whether, and if so how, the nominating committee considers diversity in identifying nominees for director.  Please include a copy of your draft disclosure with your response letter.

I respectfully advise the Staff that future filings will include disclosure addressing the extent to which and how the Board of Directors and its Corporate Governance/Nominating Committee consider diversity in identifying nominees for director.  The following is an illustrative disclosure of what the Company’s revisions to the 2010 proxy would look like:

The Board, as assisted by its Corporate Governance/Nominating Committee (“CGNC”), determines the nominees for director in accordance with the NYSE listing standards.  The criteria used by the Board and the CGNC are set forth in the CGNC Charter and includes the following, among other criteria used to evaluate potential Board nominees: each director should be a person of integrity and honesty, be able to exercise sound, mature and independent business judgment in the best interests of the shareholders as a whole, be recognized as a leader in business or professional activity, have background and experience that will complement those of other Board members, be able to actively participate in Board and committee meetings and related activities, be available to remain on the Board long enough to make an effective contribution, and have no material relationship with competitors or other third parties that could present possibilities of conflict of interest or legal issues.  The Board and the CGNC also evaluate potential board nominees based on diversity factors, which include gender, racial, and ethnic diversity, as they provide additional perspectives that are helpful to the Company.  In addition to the above criteria, the Board and the CGNC are committed to exploring diverse view points and experiences which would strengthen the Board and the Company as a whole.  This commitment involves a review of each potential nominee’s background and credentials, interviews of each candidate, and discussions of each candidate’s qualifications and complementary viewpoints and skill sets among the Company’s Board and CGNC members.  The Board and the CGNC evaluate each new candidate for director and each incumbent director before recommending that the Board nominate or re-nominate such individual for election or reelection as a director.  The Board and the CGNC will evaluate candidates recommended by shareholders in the same manner as candidates identified by the Board.  Based on this evaluation, the Board recommends nominees for election at each annual meeting of shareholders.  A shareholder wishing to nominate a candidate should do so in accordance with the guidelines set forth below under “Shareholder Proposals for the 2011 Annual Meeting.”

9. Compensation Discussion and Analysis, page 16

It is unclear why you do not provide a pension benefit table under Item 402(h) of Regulation S-K.  Please supplementally provide draft disclosure for future filings, or advise.

I respectfully advise the Staff that the Company does not have any pension plans that require disclosure pursuant to Item 402(h).  The only plans maintained by the Company that provide for payments or other benefits at, following, or in connection with retirement are the Company’s 401(k) savings plan (the “401(k) Plan”), the Supplemental Executive Retirement Plan (the “SERP”) and in certain instances the Company’s deferred compensation plans.  The 401(k) Plan is a tax-qualified defined contribution plan and the SERP and deferred compensation plans are nonqualified defined contribution plans.  Instruction 1 to Item 402(h)(2) provides that defined contribution plans are excluded from the disclosure requirement.

10.Compensation  Practices, page 17

We note the statement on page 17 that your current compensation consultant, FCC, reevaluated your peer group and reduced the number of companies previously used by the previous compensation consultant.  With a view to enhanced disclosure in future filings, please advise us of how the benchmark peer group was selected.  In this regard, we note the statement on page 14 of your previous year’s proxy that the “goal is to pay between the median and the 75th percentile” and that, as indicated on page 18 of this year’s proxy statement, the 2009 fiscal year’s salaries and total cash compensation were above the 75th percentile.  Additionally, it is unclear what material instructions or directions the committee gave to FCC with respect to the performance of its duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K

I respectfully advise the Staff that the Compensation Committee of the Board directed FCC to assess the competitiveness of the Company’s senior executive compensation relative to its industry peer group and to recommend changes to executive compensation levels and opportunities, as appropriate.  FCC considered the Company’s compensation philosophy and the balance between Company objectives, value to employees and program costs.  FCC presented a full report to the Compensation Committee regarding its findings and alternatives for consideration.

As part of the competitiveness assessment, FCC modified the peer group used in previous years to exclude companies that are significantly larger than the Company based on revenues and market capitalization.  With regard to the Company’s goal to pay between the median and 75th percentile in 2009, the Company fell below the goal.  As indicated on page 18 of the 2010 proxy statement, “Total target direct compensation levels are below the median or 50th percentile”.  Total direct target compensation includes base salary, target bonus and long-term incentives, primarily equity compensation.

11.

Executive Employment Agreements, page 20

We note the disclosure on page 20 that you “entered into employment agreements with Ms. Granoff, Mr. Jakubowski and Mr. Wilts,” and that you address their terms in more detail on page 20.  We also note exhibit 10.02, an employment agreement with Mr. Cole.  It is unclear why you do not provide separate disclosure of the written or unwritten material terms of any employment agreements with Messrs. Cole and Edelman.  Please revise future filings accordingly and provide us with a copy of your draft disclosure, or advise.  See Item 402(e)(1)(i).

I respectively advise the Staff that Mr. Cole and Mr. Edelman do not have employment agreements with the Company.  Mr. Cole had a written employment agreement with the Company that expired on December 31, 1995.  He has had no further employment agreements subsequent.  As such no reference was made for the current 2010 schedule 14a as filed within the heading “Executive Employment Agreements”.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility.  The Company acknowledges that the Staff’s comments or changes to its disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings.  The Company also acknowledges that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David P. Edelman____

David P. Edelman

                                                                                                 Chief Financial Officer and Treasurer

Enclosures

cc:

Jill Granoff, Chief Executive Officer

Phil Peller, Audit Committee Chairman

Daniel Valerio, E&Y engagement audit partner